April 7, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (417) 926-4362.

Susan J. Uchtman, CPA
Chief Financial Officer
First Bancshares, Inc.
142 E. First Street
Mountain Grove, MO 65711

Re: First Bancshares, Inc.
Form 10-K for the Year Ended June 30, 2004
Forms 10-Q for the fiscal year 2005
File Number 000-22842

Dear Ms. Uchtman,

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management`s Discussion and Analysis

General

1. Please revise Management`s Discussion and Analysis to include a separately titled section to describe your critical accounting policies as required by Release Nos. 33-8350/34-48960.

Consolidated Financial Statements

General

2. Please revise to include the disclosures of paragraph 2(e) of SFAS
148.

(5) Loans Receivable Held-For-Investment - page 34

3. Supplementally tell us and revise to disclose in future filings both here and in MD&A where appropriate, the following information related to the unsecured letter of credit discussed on page 35:
* How you determined the amount of your liability under the unsecured letter of credit and where this is recorded in the financial statements.
* Discuss the term of the guarantee and the events and circumstances that would require you to perform under the guarantee.
* The nature and amount of any recourse you could recover from third parties, if applicable.
		Refer to paragraph 13 of FIN 45.

Note 7.  Property and Equipment

4. Please supplementally tell us and revise to disclose the nature of your investment real estate, the facts and circumstances surrounding the adjustment to its value and how you determined the amount of the adjustment.

Form 10-Q for the period ended September 30, 2004

5. Please supplementally tell us and revise to disclose the following:
* How you determined that the sale of the title insurance business qualified for installment sale accounting under SFAS 66,
* Where the amount of the receivable is included in the balance sheet and the terms of the receivable,
* Where the cash flows are reflected in the statement of cash flows, and
* Where the profit recognized is included in the income statement.
* It appears this transaction represents the sale of a business under
SFAS 144. Be advised that we do not believe any amounts related to this transaction should be included in loan related categories in your financial statements. Finally, tell us and disclose whether or not you sold all the net assets of these operations and whether the subsidiary has been dissolved.

*	*	*

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments, indicates your intent to include the requested disclosure in future filings, and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Rebekah Moore at (202) 824-5482 or myself at
(202) 942-1782 if you have questions regarding our comments and related matters.

                                   Sincerely,



                                   Paul Cline
                                   Senior Accountant

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Ms. Susan J. Uchtman
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